SHIN SATELLITE

05009069

June 8, 2005

SUPPL

RECEIVED JUN 17 2005 190

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CF 005/2005**

  Subject: Notice of the result of the public offering of newly issued ordinary shares of Shin Satellite Public Company Limited
  Date: June 8, 2005
  Attachment: Form of Report to the Exchange of the Results of the Sale of Shares (F53-5)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 20 2005

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN SATELLITE

June 8, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CF 005/2005**

  Subject: Notice of the result of the public offering of newly issued ordinary shares of Shin Satellite Public Company Limited
  Date: June 8, 2005
  Attachment: Form of Report to the Exchange of the Results of the Sale of Shares (F53-5)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 8, 2005

SSA-CF 005/2005

June 8, 2005

Subject: Notice of the result of the public offering of newly issued ordinary shares of Shin Satellite Public Company Limited

To: President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") has offered newly issued ordinary shares for the increase of capital to the public in the number of 208,000,000 shares, at the offering price of Baht 15.30 per share, from June 2 to 3 and June 6, 2005.

At present, the company has already closed the subscription period for the above shares offered for sale due to such shares offered for sale was fully and wholly subscribed.

Attachment

(F 53-5)

Form of Report to the Exchange of the Results of the Sale of Shares
Name of Company Shin Satellite Public Company Limited
June 8, 2005

1. Information relating to the share offering
   Category of shares offered ___ Common shares _______
   Number of shares offered ____ 208,000,000 ________
   Offered to ____ Public ____________
   Price per share ____ 15.30 Baht ________
   Subscription and payment period _ June 2-3 and June 6, 2005 _

2. Results of the sale of shares :
   [/] totally sold out
   [ ] partly sold out, with____________ shares remaining.
   The company will deal with the remaining shares as follows___

   ____

   ____

3. Details of the sale

	Thai investors		Foreign investors		
	Juristic Persons	Nutural persons	Juristic persons	Natural persons	Total
Number of persons	271	5,505	8	45	5,829
Number of shares subscribed	46,892,900	99,322,300	61,100,000	684,800	208,000,000
Percentage of total shares offered for sale	22.54%	47.75%	29.38%	0. 33%	100%

4. Amount of money received from the sale of shares

Total amount	3,182,400,000.00	million Baht
Less expense (specify		
Underwriting Fee	71,604,000.00	million Baht
Fee for application for offering of newly-issued shares	50,000.00	million Baht
Registration statement filing fee	2,545,920.00	million Baht
Capital increase registration fee	250,000.00	million Baht
Printing	223,993.80	million Baht
Other expenses	1,500,000.00	million Baht
Net amount received	3,106,226,086.20	million Baht

SHIN SATELLITE

June 13, 2005

RECEIVED
JUN 17 2005
SEC MAIL
WASH. D.C.
190
SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F53-5)
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN SATELLITE

June 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F53-5)
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 13, 2005

(F 53-5)

Form of Report to the Exchange of the Results of the Sale of Warrants
Shin Satellite Public Company Limited
Date June 13, 2005

1. Information relating to the warrant offering

Category of Warrants	:	Warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan –ESOP) Grant 4.
Number of offered warrants	:	7,562,100 units
Price per unit	:	Baht 0 (zero Baht)
Offered to	:	The Company's directors and employees and offering through the intermediary.
Exercise Price	:	16.81 Baht per share.

Subscription and payment period: May 31, 2005

2. Results of the sale of warrants :

[✓] totally sold out
[ ] partly sold out, with___-___warrants remaining.
The company will deal with the remaining warrants as follows
____________-____________

3. Details of the sale

	Right to buy warrant				Allotment result			
	Director	Employee	Intermediary	Total	Director	Employee	Intermediary	Total
No. of warrant holders	8	56	-	64	8	56	-	64
No. of Warrants (unit)	2,966,600	4,595,500	-	7,562,100	2,966,600	4,595,500	-	7,562,100
% of total issued warrant	39.23	60.77	-	100	39.23	60.77	-	100

4. Amount of money received from the sale of shares

Total amount_____-_____ Baht

Less expense (specify)__-_____ Baht

Net amount received___-_____ Baht